UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                  15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF AUGUST 2003

                            ------------------------

                                       AXA

                 (Translation of registrant's name into English)

                            ------------------------

                               25, AVENUE MATIGNON
                               75008 PARIS, FRANCE

                    (address of principal executive offices)

                            ------------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F _X_    Form 40-F ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

     Yes ____    No _X_

     If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AXA
                                        (REGISTRANT)

                                        By:  /s/ DENIS DUVERNE
                                             ---------------------------------
                                             Name: Denis Duverne
                                             Title: Chief Financial Officer and
                                               Member of the Management Board



Date: August 12, 2003

                                  EXHIBIT INDEX



EXHIBITS                              DESCRIPTION
--------                              ---------------------------------------

    1.                                Press Release issued on July 29, 2003
                                      by AXA, announcing AXA's results for the first six months of 2003.

                                   [AXA LOGO]

                                  PRESS RELEASE


                                                                 AUGUST 12, 2003

--------------------------------------------------------------------------------
        SOLID PERFORMANCE IN WHAT REMAINS A CHALLENGING ENVIRONMENT WITH
                             UNDERLYING EARNINGS(1)
                  UP 6% AT EURO 1.1 BILLION IN FIRST HALF 2003

            FIRST HALF 2003 NET INCOME: DOWN 75% TO EURO 0.2 BILLION
                        DUE TO FURTHER ASSET IMPAIRMENTS
--------------------------------------------------------------------------------

UNDERLYING EARNINGS UP 6% (15% ON A CONSTANT EXCHANGE RATE) OWING TO:

    o PROPERTY & CASUALTY COMBINED RATIO AHEAD OF TARGET: 3 POINT IMPROVEMENT(2) TO 101.8% FROM SAME PERIOD LAST YEAR

    o INTERNATIONAL INSURANCE TURNAROUND ON TRACK: COMBINED RATIO IMPROVED BY 7 POINTS(3) TO 103.5% FROM FIRST HALF 2002

    o CONTINUED EXPENSE REDUCTION ON AN ECONOMIC BASIS: - EURO 215 MILLION BETWEEN 1H03 AND 1H02, BENEFITING FROM THE GROUP COST SAVING EFFORTS IN THE LAST 12 MONTHS

    o SUSTAINED ORGANIC GROWTH: GROSS REVENUES UP 4% ON A COMPARABLE BASIS, TO EURO 37.5 BILLION

    o GROWTH IN ASSETS UNDER MANAGEMENT (AUM): EURO 755 BILLION, UP 2% VERSUS YEAR-END 2002. THIS GROWTH IN AUM WAS THE FIRST EXPERIENCED SINCE END 2000

DUE TO THE ABSENCE OF FINANCIAL MARKETS' SIGNIFICANT RECOVERY IN THE FIRST SIX MONTHS OF 2003, NET INCOME WAS IMPACTED BY FURTHER IMPAIRMENT CHARGES ATTRIBUTABLE TO SHAREHOLDERS OF EURO 1.1 BILLION ON EQUITY SECURITIES IN FIRST HALF 2003, VERSUS EURO 0.2 BILLION IN FIRST HALF 2002.

BALANCE SHEET  REMAINED STRONG:

    o AXA'S EUROPEAN CONSOLIDATED SOLVENCY MARGIN WAS 212% BASED ON JUNE 30, 2003 ESTIMATES, COMPARED TO 172% AT YEAR-END 2002

    o  NET ASSET VALUE(4) PER SHARE WAS UP 7% TO EURO 16.0 FROM YEAR-END 2002

--------------------

(1) Underlying earnings are adjusted earnings, excluding net capital gains attributable to shareholders and claims associated with September 11, 2001 terrorist attacks. Adjusted earnings represent net income before the impact of exceptional operations (Euro 137 million in 1H03 versus zero in 1H02) and goodwill amortization. Adjusted and underlying earnings are non-GAAP measures, which may not be comparable to similarly titled measures reported by other companies.
(2) On a comparable basis, including UK health business and excluding UK discontinued business in both periods.
(3) Excluding September 11, 2001 impact in 1H02.
(4) Including equalization reserves and with Japan unrealized capital gains/losses as of calendar 06/30/03.

"In a still weak and uncertain economic environment, coupled with the negative impact of a weak US dollar down 19% versus the Euro from first half 2002, our first half 2003 results demonstrate AXA's strong commitment and continued achievements in terms of operational excellence and business rationalization" said Henri de Castries, AXA Group Chief Executive Officer.

"Our operational discipline is paying off, with our underlying earnings improving by 6% to Euro 1,085 million. The Group's Property & Casualty combined ratio is at 101.8%, and AXA RE and AXA Corporate Solutions Insurance are back to underlying profit. Our Life & Savings and Asset Management operations attracted strong net inflows and helped build the base for a strong future.

"Moreover, as a result of our continuous efforts in terms of cost savings and containment, we have reduced by Euro 215 million our economic expenses between first half 2002 and first half 2003. And our focus on organic growth is also paying off, with revenues growing 5.2% compared to first half 2002, excluding a voluntary decrease in reinsurance business."



Euro million,                                                                                  CHANGE AT CONSTANT
except per share amounts                             1H 2003      1H 2002        CHANGE             EXCHANGE RATE
                                                 ----------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
UNDERLYING EARNINGS                                    1,085        1,022           +6%                    +15%
-----------------------------------------------------------------------------------------------------------------
September 11, 2001 impact                                 --         (89)
Net capital gains                                      (722)          213
-----------------------------------------------------------------------------------------------------------------
ADJUSTED EARNINGS                                        363        1,146          -68%                    -64%
-----------------------------------------------------------------------------------------------------------------
Goodwill amortization                                  (290)        (309)
Exceptional operations                                   137           --
-----------------------------------------------------------------------------------------------------------------
NET INCOME, GROUP SHARE                                  209          837          -75%                    -66%
-----------------------------------------------------------------------------------------------------------------
NET INCOME PER FULLY DILUTED SHARE                      0.12         0.48          -75%                    -66%
-----------------------------------------------------------------------------------------------------------------


NET INCOME, GROUP SHARE

Net income, Group share, decreased 75% to Euro 209 million in first half 2003 from Euro 837 million in the same period last year.

    o Adjusted earnings were down 68% to Euro 363 million in first half 2003, as they were strongly impacted by impairments. Japan Life & Savings, particularly impacted by significant impairments, represented Euro 311 million of the Euro 783 million decrease in AXA's adjusted earnings from first half 2002.

    o Goodwill amortization decreased by Euro 19 million compared to first half 2002, but was stable on a constant exchange rate basis.

    o First half 2003 net income included Euro 137 million related to exceptional operations:
       - the sales of the Austrian and Hungarian subsidiaries (Euro 40 million), of Auxifina in Belgium (Euro 15 million) and of Members' Equity in Australia (Euro 11 million),
       - a Euro 71 million non-recurring profit (net of the goodwill effect described below) following a review of tax positions related to periods prior to the 1991 acquisition of a majority ownership in The Equitable Inc. (renamed AXA Financial in 1999). The comprehensive deferred tax review impact was partly compensated by an exceptional amortization for Euro -108 million of the goodwill recorded in 2000 when acquiring the minority interests of AXA Financial.

ADJUSTED EARNINGS

Adjusted earnings were Euro 363 million compared to Euro 1,146 million in first half 2002. This Euro 783 million decrease was due to a Euro 935 million deterioration in net capital gains attributable to shareholders, partly offset by underlying earnings up 6% and no further adjustment to the claims reserve associated with September 11, 2001 attacks in first half 2003, versus Euro 89 million, net of tax and reinsurance, in first half 2002.


NET CAPITAL GAINS/LOSSES ATTRIBUTABLE TO SHAREHOLDERS

Net capital losses attributable to shareholders were Euro -722 million in the first half of 2003, compared to gains of Euro 213 million in the same period last year. In the first six months of 2003, net capital losses included Euro 1,106 million, net Group share (Euro 1,940 million, gross), of valuation allowances for impairment(5) on equity securities and mutual funds, compared to Euro 225 million last year (Euro 302 million, gross).

First half 2003 net capital losses also included valuation allowances for impairment on bonds, which were more than offset by realized capital gains, most of which on the exchange of Credit Lyonnais shares for cash and Credit Agricole shares (representing a realized capital gain of Euro 442 million).


UNDERLYING EARNINGS

Underlying earnings increased by 6% to 1,085 million from Euro 1,022 million last year, owing to solid operating performances across business lines that more than offset the negative impact of the Euro strengthening versus all other currencies (depreciation(6) versus the Euro of 19% for the US dollar and of 9% for both the British Pound and the Japanese Yen) and the decline in Life & Savings and Asset Management's fees and commissions due to the depreciation in the financial markets.

At constant exchange rate, the Group's underlying earnings increased by 15%.

                                                                                              CHANGE ON
     Euro million                      1H 2003        1H 2002         CHANGE        COMPARABLE BASIS(7)
                                     ------------------------------------------------------------------
Life & Savings                             680            888           -23%                      -10%
Property & Casualty                        402            228           +76%                      +49%
Asset Management                           107            147           -27%                      -14%
International Insurance                     50           (28)             --                        --
Other Financial Services                    99             36             --                        --
Holdings                                 (254)          (249)             --                        --
-------------------------------------------------------------------------------------------------------
TOTAL UNDERLYING EARNINGS                1,085          1,022            +6%                      +15%
-------------------------------------------------------------------------------------------------------

LIFE & SAVINGS underlying earnings held up well at Euro 680 million, down 23% from first half 2002. Adjusted for exchange rate and the transfer of UK Health from Life & Savings to Property & Casualty, underlying earnings were down 10%, as expense reductions were offset by higher commissions, related to strong growth in new business, and by slightly lower investment margin and fees and revenues.

Investment margin, excluding net capital gains and losses attributable to shareholders, decreased in most countries, except Germany, Belgium and Hong-Kong, as negative currency

--------------------
(5) Reflecting the application of CNC (Conseil National de la Comptabilite) regulation in the context of the low recovery of financial markets, while still volatile, during the first six months of 2003.
(6) Average exchange rate in first half 2003 compared to average rate in first half 2002.
(7) Adjusted for currency changes and for transfer of UK Health from Life & Savings to Property & Casualty.

impacts and lower investment income were only partially offset by lower crediting rates paid to policyholders.

In the United States, the investment margin decrease was solely due to the depreciation of the US dollar. At constant exchange rate, the investment margin increased from first half 2002, as lower crediting rates paid to policyholders more than offset the combined effects of lower yields and higher general account balance.

Fees and revenues decreased in major countries, except France, Germany and Belgium, in line with the decline in average separate account assets due to falling equity markets and to negative currency impact. In the United States, the average separate account balance at constant exchange rate declined by 8% between first half 2002 and first half 2003. However, end-of-period separate account assets were higher than their average level over the first half.

France, Germany and Belgium's increased fees on general account products were the result of new business growth and more than offset their lower fees on separate accounts.

On a constant currency basis, Japan's fees and revenues actually increased 1%, driven by a continuing product-mix shift towards high margin products.

Technical margin declined, mostly due to the United States, the United Kingdom and Japan, but was flat on a constant exchange rate basis. The United States technical margin decreased by Euro 57 million from first half 2002, of which Euro 54 million due to the Euro strengthening. The remaining Euro 4 million were the result of higher reinsurance assumed losses and less favorable life mortality, partly offset by lower benefits related to Guaranteed Minimum Death Benefit (GMDB) and Guaranteed Minimum Income Benefit (GMIB) features on annuity products. The United Kingdom was impacted by a Euro 45 million annuity reserves' strengthening in line with improving life expectancies and lower expected long-term investment returns. Japan was affected by reserves' strengthening on Medical Term anticipated conversions (Euro 38 million), partly offset by higher surrenders and conversions of individual annuity products offering high guaranteed rates.

Expenses were flat on a constant exchange rate basis as the Group's continued efforts to reduce its cost base were offset by higher commissions resulting from growing new business, particularly in the United States and Japan.

Income tax expense decreased due to lower taxable earnings compared to half year 2002.


PROPERTY & CASUALTY underlying earnings were Euro 402 million, up Euro 174 million from first half 2002, owing to a 4.0 point improvement in the combined ratio to 101.8%(8) in first half 2003 from 105.8% in first half 2002. On a comparable scope basis, the combined ratio improved by 2.9 points as a result of a better operational performance in most countries following both technical improvement and lower expenses. Additionally, first half 2002 was impacted by storms in Germany, while first half 2003 was mild in term of weather-related events.

The current accident year loss ratio improved 2.6 points to 77.4% and the all accident year loss ratio improved by 1.9 points (1.5 points on a comparable scope basis) to 75.0%.

As a result of the Group's continued efforts to reduce its cost base, the expense ratio decreased by 2.1 points (1.4 points on a comparable scope basis) to 26.7%.

The reserves to earned premiums ratio was strong at 198% at June 30, 2003 versus 207% at December 31, 2002 and 214% at June 30, 2002. The decrease from half-year and year-end 2002 ratios was primarily due to the inclusion of the UK Health business. On a comparable scope

--------------------
(8) First half 2003 numbers exclude the UK discontinued business transferred to the International Insurance segment and include UK Health activities. On a comparable scope basis, first half 2002 combined ratio would have been 104.6%.

basis, the reserves to earned premiums ratio would have been 196% at end 2002 and 197% at June 30, 2002.


ASSET MANAGEMENT underlying earnings were Euro 107 million, down Euro 40 million, or Euro 20 million on a constant exchange rate basis, from first half 2002, completely due to Alliance Capital's lower underlying earnings.

Alliance Capital results reflected lower fees, commissions and other revenues, in line with lower average Assets Under Management (AUM), down 9%, partly offset by a 9% decline in expenses. Alliance cost income ratio(9) improved to 70.8% in 2Q03 from 76.1% in 1Q03.

AXA Investment Managers' underlying earnings were flat compared to last year, as lower management fees stemming from an unfavorable change in client-mix towards lower-fee segments were offset by a decrease in expenses. AXA Investment Managers cost income ratio improved to 76.0% in 2Q03 from 83.5% in 1Q03.

AUM managed by Alliance Capital and AXA Investment Managers increased 2% to Euro 648 billion at June 30, 2003 from year-end 2002, as net long-term inflows of Euro 13 billion and market appreciation of Euro 36 billion more than offset the negative currency impact of Euro 38 billion and short-term cash management outflows of Euro 1 billion at Alliance. FOR THE FIRST TIME SINCE 2000, ASSET MANAGEMENT COMPANIES ARE ENDING A REPORTING PERIOD WITH AUM HIGHER THAN THE AVERAGE LEVEL OF AUM FOR THE PERIOD.


INTERNATIONAL INSURANCE underlying earnings were Euro 50 million, an increase of Euro 78 million from first half 2002, due to both AXA RE and AXA Corporate Solutions Insurance (AXA CS Insurance) much improved technical results.

AXA RE underlying earnings increased by Euro 38 million to Euro 16 million in the first half of 2003, mostly as a result of improved technical margin, due to a lower cost of covers partly offset by a decrease in net attritional margin related to a sharp reduction in earned premiums, as well as lower technical life results reflecting the impact of the drop in long-term interest rates. Thus, AXA RE combined ratio, excluding the cost of September 11 attacks in first half 2002, improved by 4.6 points to 105.1%.

AXA CS Insurance underlying earnings increased by Euro 38 million to Euro 17 million in the first half of 2003, mostly due to better technical results driven by positive loss reserve adjustments on recent accident years for aviation and the non-recurrence of the 2002 reserve strengthening. As a result, excluding the cost of September 11 attacks in first half 2002, AXA CS Insurance combined ratio improved by 12.7 points to 103.0%.


OTHER FINANCIAL SERVICES underlying earnings increased by Euro 63 million to Euro 99 million in first half 2003, attributable to a higher banking margin at AXA Bank Belgium and to a favorable development on some run-off business.

--------------------
(9) Operating expenses divided by gross revenues (including performance fees).

DISCIPLINED CAPITAL AND FINANCIAL STRUCTURE MANAGEMENT

Gross unrealized capital losses on equity investments(10) (Euro 2.9 billion, representing 8.0% of equity investments' book value) are more than offset by gross unrealized capital gains on fixed income securities and real estate. As a consequence, gross unrealized capital gains(11), excluding Alliance Capital, amounted to Euro 13.3 billion as June 30, 2003, up 89% or Euro 6.3 billion compared to December 31, 2002. This increase was mostly the result of:
o Euro 4.3 billion higher gross unrealized capital gains on fixed income securities(12)
o Euro 2.1 billion of valuation allowances for impairment on bonds and equity securities
o  Rising equity markets partly offset by continued strengthening of the Euro

Of these Euro 13.3 billion, the net unrealized capital gains attributable to shareholders were Euro 4.0 billion as of June 30, 2003, versus Euro 1.6 billion at year-end 2002.

As a result of the higher unrealized capital gains and the lower required minimum capital, consequence of the Euro strengthening and of the restructuring of some operations, the AXA Group's European consolidated solvency margin(13) was 212% based on June 30, 2003 estimates, versus 172% at December 21, 2002 and 179% at June 30, 2002.

OUTLOOK FOR FULL YEAR 2003

If financial markets stabilize at their current levels, the second half of the year should benefit, in Life & Savings and Asset Management, from increased average assets under management.

In Property & Casualty and International insurance, in the absence of major catastrophic events, the first half of 2003 improving trend in the group combined ratio should confirm our ability to be ahead of our stated target by year-end.

Any sign of economic recovery over the next months should help AXA to further enhance its organic growth capability, taking advantage of its improved operating efficiency gained over the last two years.

--------------------
(10) Excluding fixed income mutual funds.
(11) With Japan unrealized capital gains/losses as of calendar 06/30/03.
(12) Including fixed income mutual funds.
(13) Includes a limited fraction of future profits (Euro 2.1 billion as of both 06/30/03 and 12/31/02, and Euro 1.9 billion as of 06/30/02).

INFORMATION ABOUT THE RESULTS' PRESENTATIONS

Today, members of AXA senior management will join AXA CEO Henri de Castries to discuss these results:

PARIS AT 8:30 AM (7:30 AM LONDON TIME - 2:30 AM NEW YORK TIME)
The conference will also be accessible through a live Webcast and a conference call in listen-only mode. A slide presentation will accompany the event. Go to www.axa.com 10-15 minutes prior to the event to join the Webcast or obtain investor material. The conference call access numbers are:
        >>  French number + 33 (0) 1 72 28 01 75
        >>  UK number + 44 (0) 161 601 89 18
Replay (Code : 145200) will be available for the following 7 days :
        >>  French number + 33 (0) 1 72 28 01 49
        >>  UK number + 44 (0) 207 075 32 14
        >>  US number + 1 866 828 2261

LONDON AT 3:00 PM (4:00 PM PARIS TIME - 10:00 AM NEW YORK TIME)
The conference will also be accessible through a conference call. The access numbers are:
        >>  French number + 33 (0) 1 72 28 08 88
        >>  UK number + 44(0) 161 601 89 20
        >>  US number : + 1 866 79 34 280
Replay (Code : 145201) will be available for the following 7 days :
        >>  French number + 33 (0) 1 72 28 01 49
        >>  UK number + 44 (0) 207 075 32 14
        >>  US number + 1 866 828 2261


ABOUT AXA

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 742 billion in assets under management as of December 31, 2002, and reported total revenues of Euro 75 billion and underlying earnings of Euro 1,687 million for 2002. For first half 2003, revenues were Euro 37 billion and underlying earnings were Euro 1,085 million. Assets under management at June 30, 2003 were Euro 755 billion. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

     This press release is also available on AXA Group web site: www.axa.com

AXA INVESTOR RELATIONS:                        AXA MEDIA RELATIONS:
----------------------                         -------------------
Matthieu Andre:            01.40.75.46.85      Christophe Dufraux:    01.40.75.46.74
Marie-Flore Bachelier:     01.40.75.49.45      Clara Rodrigo:         01.40.75.47.22
Laetitia de Charentenay:   01.40.75.56.07      Barbara Wilkoc:        (1).212.314.3740
Caroline Portel:           (1) 212.314.6182

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2002 and AXA's Document de Reference for the year ended December 31, 2002, for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

                             I-CONSOLIDATED REVENUES
                        NET OF INTER-COMPANY ELIMINATIONS


                                                                                                                 CHANGE ON A
Euro million                                             1H 2003        1H 2002         CHANGE              COMPARABLE BASIS
                                                  ---------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                                     37,454         40,142         - 6.7%                     + 3.5%
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
LIFE & SAVINGS                                            23,682         25,112         - 5.7%                     + 7.7%
     United States                                         7,049          6,456         + 9.2%                    + 34.4%
     France                                                5,497          5,277         + 4.2%                     + 3.7%
     United Kingdom(a)                                     2,861          4,938        - 42.1%                    - 26.8%
     Japan                                                 3,175          2,897         + 9.6%                    + 20.9%
     Germany                                               1,613          1,487         + 8.5%                     + 8.5%
     Belgium                                               1,143            862        + 32.7%                    + 32.7%
     Other countries                                       2,344          3,197        - 26.7%                    - 14.1%
Of which Australia / New Zealand(b)                          831          1,034        - 19.6%                    + 11.1%
Of which Hong-Kong                                           389            498        - 21.9%                     - 3.9%

--------------------------------------------------------------------------------------------------------------------------

PROPERTY & CASUALTY                                        9,316          8,826         + 5.6%                     + 3.7%
     France                                                2,506          2,432         + 3.1%                     + 4.1%
     Germany                                               1,793          1,809         - 0.9%                     + 2.0%
     United Kingdom(a)                                     1,933          1,458        + 32.5%                     + 3.3%
     Belgium                                                 763            734         + 4.0%                     + 4.0%
     Other countries                                       2,321          2,392         - 3.0%                     + 4.9%

--------------------------------------------------------------------------------------------------------------------------

ASSET MANAGEMENT                                           1,379          1,873        - 26.4%                    - 12.3%
     Alliance Capital                                      1,092          1,541        - 29.1%                    - 12.7%
     AXA Investment Managers                                 287            332        - 13.7%                    - 10.4%

--------------------------------------------------------------------------------------------------------------------------

INTERNATIONAL INSURANCE                                    2,650          3,828        - 30.8%                    - 13.8%
     AXA RE                                                1,399          2,562        - 45.4%                    - 23.6%
     AXA CS Insurance                                        969          1,029         - 5.9%                     - 1.5%
     AXA Cessions                                             70             36        + 95.5%                    + 95.5%
     AXA Assistance                                          204            201         + 1.1%                    + 10.2%
     Other transnational activities                            9              0             NM                    - 11.1%

--------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL SERVICES                                     426            503        - 15.2%                    - 19.5%
--------------------------------------------------------------------------------------------------------------------------

(a) Starting January 1, 2003, the UK Health activities are reclassified from the Life & Savings to the Property & Casualty segment. UK Health revenues were Euro $65 million in 1H03, up 1% on a comparable basis from Euro 628 million in 1H02.
(b) AXA Australia Health activities were sold in August 2002. They contributed Euro 252 million to 1H02 revenues.

                            II-CONSOLIDATED EARNINGS
                       AFTER TAXES AND MINORITY INTERESTS

                                                                       ADJUSTED EARNINGS                     NET INCOME
Euro million, except EPS in Euro                                  1H 2003           1H 2002          1H 2003          1H 2002
                                                           -------------------------------------------------------------------
Life & Savings                                                        197               846              126              693
Property & Casualty                                                   151               278              141              224
Asset Management                                                      106               148               20               51
International Insurance                                                42              (42)               41             (46)
Other Financial Services                                              113                47              126               45
Holdings                                                            (245)             (131)            (245)            (131)
------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                 363             1,146              209              837
------------------------------------------------------------------------------------------------------------------------------
DILUTED EPS                                                          0.21              0.65             0.12             0.48
------------------------------------------------------------------------------------------------------------------------------


                                                                                                         CHANGE ON COMPARABLE
Euro million                                                    1H 2003         1H 2002          CHANGE              BASIS(a)
                                                           -------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
TOTAL UNDERLYING EARNINGS                                         1,085           1,022            + 6%                 + 15%
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
LIFE & SAVINGS                                                      680             888           - 23%                 - 10%
     United States                                                  279             328           - 15%                  + 5%
     France                                                         232             221            + 5%                  + 5%
     United Kingdom(b)                                               30             155           - 81%                 - 70%
     Japan                                                         (21)              55              --                    --
     Germany                                                          9               7           + 41%                 + 41%
     Belgium                                                         46              25           + 87%                 + 87%
     Other Countries                                                105              97            + 9%                 + 21%
Of which Australia / New Zealand(c)                                  12              46           - 73%                 - 72%
Of which Hong-Kong                                                   45              27           + 63%                + 101%
------------------------------------------------------------------------------------------------------------------------------
PROPERTY & CASUALTY                                                 402             228           + 76%                 + 49%
     France                                                         137             124           + 10%                 + 10%
     Germany                                                         24              37           - 34%                 - 34%
     United Kingdom(b)                                                8            (39)              --                 + 53%
     Belgium                                                         82              44           + 86%                 + 86%
     Other Countries                                                151              62          + 144%                + 148%
------------------------------------------------------------------------------------------------------------------------------
ASSET MANAGEMENT                                                    107             147           - 27%                 - 14%
     Alliance Capital                                                76             114           - 33%                 - 18%
     AXA Investment Managers                                         31              33            - 6%                  + 1%
------------------------------------------------------------------------------------------------------------------------------
INTERNATIONAL INSURANCE                                              50            (28)              --                    --
------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL SERVICES                                             99              36              --                    --
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HOLDING COMPANIES                                                 (254)           (249)              --                    --
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(a) Adjusted for currency changes and for transfer of UK Health from Life &
    Savings to Property & Casualty.
(b) Starting January 1, 2003, the UK Health activities are reclassified from
    Life & Savings to Property & Casualty. UK Health underlying earnings were
    Euro 34 million in 1H03 and Euro 45 million in 1H02.
(c) AXA Australia Health activities, sold in August 2002, had underlying earnings of Euro 9 million in 1H02.